Exhibit 99.1

Bright Scholar and NCCT and NICTR of Ministry of Education Join Hands

to Establish a Research Base for Fundamental Education Curriculum Reform

FOSHAN, China, August 21, 2019 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, yesterday announced that it has entered into agreements with National Center for School Curriculum and Textbook Development (“NCCT”) and National Institute for Curriculum and Textbook Research (“NICTR”), to jointly establish a research base for fundamental education curriculum reform. Under this agreement, the partners will collaborate to explore new ideas and build a classic example in advancing quality education as an ongoing initiative to deepen reforms in China’s national curriculum.

Through this agreement, NCCT and NICTR will assist Bright Scholar in the development of a forward-looking and systematic five-year curriculum plan and an annual curriculum reform guidance. In addition, they will also assist in the optimization of the Company’s current curriculum that advocates the five core values of Bright Scholar in education (Culture, Critical Thinking, Creativity, Communication and Collaboration) (“5C”).

NCCT and NICTR are divisions of Ministry of Education of People’s Republic of China providing platforms for national professional research and guidance for curriculum materials. NCCT and NICTR have been playing an important role in conducting studies fundamental education curriculum and textbook materials development, establishing curriculum standards and providing guidance for local teaching and research departments.

Guohua Zhang, Deputy Director of NCCT, commented in his address, “The collaboration with Bright Scholar marks an important step in advancing the implementation of national education policies and curriculum reforms for academic institutions in China. We hope that the partnership will provide opportunities for Bright Scholar to improve the quality of its education services, continuously pursue an effective model in the implementation of curriculum reforms, and to share its experience with other public and private education service providers.”

“The research base will help Bright Scholar strengthen its teaching and management team, enhance the quality of its holistic and school-based education services, establish its distinctive features, and advance innovative curriculum development in China’s private education service sector,” Derek Feng, CEO of Bright Scholar stated. “In our collaboration with NCCT and NICTR, Bright Scholar will leverage the platforms, rich resources and expertise of the Ministry of Education to further enhance the level of teaching and quality of education. We are committed to providing premium education to the people’s satisfaction in every school and to every student.”

Vice President of Bright Scholar, Jinsheng Cheng stated, “We have gradually created an applicable manual in providing personalized education, STEAM training, 5C school-based curriculum, school featured innovation, etc. We are looking forward to working with NCCT and NICTR to further improve quality education in China.”

*	In terms of student enrollment as of February 28, 2019, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2019.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of May 31, 2019, Bright Scholar operated 78 schools covering the breadth of K-12 academic needs of its students across nine provinces in China and one overseas school. In the first nine months of the 2019 school year ended May 31, 2019, Bright Scholar had an average of 44,632 students enrolled at its schools.

*	In terms of student enrollment as of February 28, 2019, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2019.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

2